Exhibit 99.2

Wetour Robotics to Debut Orchestra, a Physical AI Operating System for Human-Machine Interaction, on May 28 in Austin

Austin debut event will introduce Orchestra as a new platform for real-time human-machine interaction in the Physical AI era

Austin, TX, May 01, 2026 (GLOBE NEWSWIRE) — Wetour Robotics Limited (NASDAQ: WETO) (“Wetour Robotics” or the “Company”), a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas, today announced that it will host its inaugural product launch event on May 28, 2026 in Austin, Texas, to publicly launch Orchestra — the Company’s Physical AI operating system and a new paradigm for how humans interact with the physical world.

Why This Matters

The world is full of intelligent devices that often do not talk to each other. Smart glasses, wristbands, and motion sensors frequently operate within their own ecosystems while robotic arms, drones, smart wheelchairs, and industrial equipment typically rely on distinct control systems. In many cases, a smartwatch cannot command a robotic arm, a camera cannot coordinate with a wheelchair, and a wristband cannot directly interact with a drone. Every new device may add another remote, another app, another silo — and the human becomes the manual integration layer.

The Company believes this fragmentation is the central bottleneck holding back the Physical AI era — and that Orchestra is the operating system that can resolve it.

What Will Be Shown on May 28

The launch event will feature the first public live demonstration of Spatial Intent Fusion: Orchestra simultaneously processing visual scene context (through the VisionLink), continuous EMG（Electromyography） gesture signals (through the Conductor), and spatial localization — and translating all three into coordinated, real-time commands for everyday connected devices, including smart lighting, audio, drones, and other connected hardware.

The event will also include an introduction to Orchestra’s technical architecture, the Orchestra Connect Protocol, and the Company’s strategic roadmap following the May 28 debut.

From Smartphones to Physical AI

The Company believes the transition from the smartphone era to the Physical AI era requires a fundamentally new approach to human-machine interaction. The smartphone era connected people to information through screens and apps. The Physical AI era will connect people to the physical world through wearable sensors that perceive and physical devices that act — coordinated by an operating system purpose-built for this function. Interaction moves from the screen to the body. Commands move from taps to gestures, gaze, and presence.

Orchestra is designed to be that operating system: device-agnostic, sensor-flexible, and open to builders. The Company does not manufacture wearables or end-devices. It develops the platform layer — including the VisionLink and Conductor perception modules — and the application capabilities such as Spatial Intent Fusion that will make these devices work together.

Potential applications are expected to span assistive mobility, industrial safety, spatial navigation, visually impaired guidance, warehouse logistics, sports training, smart home control, and consumer drones — any domain where real-time coordination between wearable perception and physical actuation can augment human capability.

CEO Statement

“For a decade, every new wearable and every new connected device has made the world more intelligent and the user more confused,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “Orchestra is our answer. On May 28, we will present a demonstration of our approach that enables wearables on your body and the devices in your environment speaking the same language. We view this approach not as a new product category, but as a new application layer for the Physical AI era, and we call it Spatial Intent Fusion.”

Event Information

Date: Thursday, May 28, 2026

Location: Austin, Texas

Registration: launch.wetourrobotics.com

Open to partners, developers, media, and institutional investors and analysts. Capital markets participants may register through the event page or contact Investor Relations directly for coordinated access.

About Wetour Robotics

Wetour Robotics Limited (NASDAQ: WETO), formerly known as Webus International Limited, is a technology company operating AI-driven premium travel and mobility services under its Wetour brand. Building on its foundation in AI and intelligent mobility, the Company is expanding into Physical AI infrastructure, developing Orchestra — a next-generation operating system that coordinates human intent with intelligent physical devices including wearable robotics. Orchestra’s sensory modules include VisionLink (computer vision) and Conductor (sEMG-based neural gesture recognition), both processed in real time on a portable edge AI hub. Wetour Robotics is headquartered in Austin, Texas. For more information, visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “will,” “may,” “to launch,” “plans to,” “intends to,” “designed to,” “believes,” “expects,” and similar expressions identify forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks related to the successful execution of the planned product launch event, technology development, market acceptance, competition, the Company’s ability to develop and grow a developer ecosystem, capital requirements, and regulatory changes including continued listing requirements of the Nasdaq Capital Market. The Company’s characterization of its competitive positioning and the term “Spatial Intent Fusion” reflect management’s current belief based on its review of publicly available information and are not based on a comprehensive market survey. The Company undertakes no obligation to update forward-looking statements. For additional risks, see the Company’s filings with the SEC.

Investor and Media Contact:

Annabelle Li

Investor Relations — Wetour Robotics Limited

Email: ir.annabelle@webus.vip

Event Registration: launch.wetourrobotics.com